Exhibit 99.1
CAESARSTONE ANNOUNCES THE APPOINTMENT OF RAANAN ZILBERMAN AS
CHIEF EXECUTIVE OFFICER

MP MENASHE, Israel--(BUSINESS WIRE) -- Caesarstone Ltd. (NASDAQ:CSTE), a manufacturer of high quality engineered quartz surfaces, today announced the appointment of Mr. Raanan Zilberman as the Company’s new Chief Executive Officer.

Mr. Yonathan Melamed, Chairman of the Board, commented, “I am happy to welcome Raanan Zilberman, who will join Caesarstone as the Company’s CEO in February 2017. After a rigorous search, the Board of Directors elected Mr. Zilberman due to his leadership and considerable experience, along with his strong track record of success as a CEO.”

Mr. Zilberman commented, “I am proud and excited to join Caesarstone.  I look forward to working with the management team, who has done an amazing job in developing the Company over the past few years. Together we will continue to seek new growth opportunities to foster our brand and to further enhance value for Caesarstone’s shareholders, employees, partners and customers.”

Over the last 17 years, Mr. Zilberman has served as CEO & President of several multinational corporations, including: CEO of Eden Springs, a Swiss-based leading provider of water & coffee services to European workplaces, with a network of 160 branches and 30 water plants across 18 countries; CEO of Danone Springs, a joint venture between “Group Danone” and “Mey Eden” with a European-wide water production and distribution footprint; President of Vishay Transducers, a subsidiary of Vishay Intertechnology Inc., a Fortune 1000 Company listed on the NYSE with operation sites in the USA, Europe & Asia; and CEO & President of Tedea-Huntleigh, a multinational company listed on TASE that engages in production and marketing of electromechanical sensors. Prior to that, Mr. Zilberman served as COO of Tadiran Appliances, a former subsidiary of Carrier and United Technologies, a Fortune 500 company, which manufactures air conditioners and refrigerators.

In accordance with applicable legal requirements, the Company will submit the terms of Mr. Zilberman’s employment for approval by its shareholders at its upcoming annual meeting of shareholders.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supernatural, Motivo, and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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ICR, Inc.
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